Mail Stop 3561-CF/AD 11
      						September 6, 2005

Via U.S. Mail and Fax (616) 977 9955

Mr. Michael A. Kramarz, Chief Financial Officer
Bestnet Communications Corp.
5075 Cascade Road SE, Suite A
Grand Rapids, Michigan 49546

	RE:	Bestnet Communications Corp.
      Form 10-KSB for the fiscal year ended August 31, 2004
		Filed December 14, 2004
      File No. 0-15482

Dear Mr. Kramarz:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Mr. Michael A. Kramarz
September 6, 2005
Page 2

Form 10-KSB for the year ended August 31, 2004
Accounting comments:

Item 6. Management`s Discuss and Analysis or Plan of Operations

Critical accounting policies, page 11

1. Please disclose why you consider that your revenue recognition and carrying value of Softalk License Agreement accounting policies are critical accounting policies. Since you reduced the carrying value of the license to zero it would appears that your disclosure is not meaningful thereafter. For additional guidance, please refer to the
Implementation Guidance to FR- 60 issued by the SEC in January
2002.
Disclose in future filings how accurate the estimates of the net realizable revenue have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements:

Report of Independent Auditors, page F-1

2. Please request your auditors to revise their report for the following:

* to make reference to the Standards of the Public Company
Accounting
Oversight Board in accordance with auditing standard no. 1 of the PCAOB.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Michael A. Kramarz
September 6, 2005
Page 3

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director